GOLDMAN, SACHS & CO.	BARCLAYS CAPITAL INC.
200 West Street	745 Seventh Avenue
New York, NY 10282	New York, NY 10019

April 9, 2012

Re:	MRC Global Inc. Registration Statement on Form S-1 Registration File No. 333-178980

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several underwriters, wish to advise you that (i) the Registration Statement on Form S-1 as filed on January 12, 2012, as amended through Amendment No. 3 to the Registration Statement as filed on April 3, 2012, and (ii) the Preliminary Prospectus issued March 28, 2012, were distributed during the period March 28, 2012, through April 5, 2012, as follows:

Registration Statement	Preliminary Prospectus
8 to Underwriters	7,538 to Institutions, Dealers, Underwriters and Others

We were advised on April 6, 2012 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of MRC Global Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Standard Time on April 11, 2012, or as soon thereafter as practicable.

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Securities and Exchange Commission 2	April 9, 2012

Very truly yours,

GOLDMAN, SACHS & CO., BARCLAYS CAPITAL INC.,

Acting severally on behalf of themselves and the several Underwriters listed in Schedule I to the Underwriting Agreement

By:	GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale

Name: Victoria Hale
Title: Vice President